Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Income Before Taxes	$6,521	$4,659	$5,401	$17,283	$5,545

Add (Subtract):
One-third of rents	109	97	101	117	122
Interest expense, gross	754	693	672	732	801
Interest capitalized, net of amortization	2	—	(3)	(1)	(2)
Equity (income) loss from affiliates, net of distributions	(41)	(70)	(155)	(72)	(168)
Earnings as defined	$7,345	$5,379	$6,016	$18,059	$6,298

One-third of rents	$109	$97	$101	$117	$122
Interest expense, gross	754	693	672	732	801
Preferred stock dividends	—	—	—	86	147
Fixed Charges	$863	$790	$773	$935	$1,070

Ratio of Earnings to Fixed Charges	9	7	8	19	6
For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.